DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612
ww.dlapiper.com

Christine C. Lehr
christine.lehr@dlapiper.com
T 919.786.2008
F 919.786.2200

Via Edgar

October 15, 2019

Erin Martin, Legal Branch Chief

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:                             Lodging Fund REIT III, Inc.

Amendment No. 1 to Form 10-12G

Filed September 17, 2019

File No. 000-56082

Dear Ms. Martin:

On behalf of our client, Lodging Fund REIT III, Inc. (“we,” “us” or the “Company”), this letter is in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Corey Maple, Chief Executive Officer of the Company, dated October 3, 2019 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

Form 10 filed September 17, 2019

General

1.              We note your response to comment 6. Please amend the exclusive forum provision in your bylaws to make clear that it does not apply to claims under federal securities laws or otherwise explain to us how you intend to make future investors aware of the provision’s limited applicability.

Response:  The Company undertakes to amend the exclusive forum provision in its bylaws as follows (proposed new language is underlined and in italics):

ARTICLE XIV

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for any Internal Corporate Claim (as that term is defined in Section 1-101(p) of the Corporations and Associations Article of the Annotated Code of Maryland).  In the event that

Erin Martin, Legal Branch Chief

U.S. Securities and Exchange Commission

October 15, 2019

any action or proceeding described in the preceding sentence is pending in the Circuit Court for Baltimore City, Maryland, any stockholder that is party to such action or proceeding shall cooperate in seeking to have the action or proceeding assigned to the Business & Technology Case Management Program.  As the Corporation would be irreparably harmed by any action filed in violation of this Article XIV and could not be adequately compensated by monetary damages alone, the Corporation shall be entitled to specific performance of this Article XIV and to temporary, preliminary and permanent injunctive relief to specifically enforce the terms of this Article XIV and to prevent any breaches thereof. The provisions of this Article XIV do not apply to claims brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

The Company will file a Current Report on Form 8-K describing the above amendment and will include a copy of the original bylaws, as amended as described above, as an exhibit to the Form 8-K.

Exhibit 99.5

Unaudited Pro Forma Combined Consolidated Statements of Operations, page 4

2.              We note you have included columns for the Pineville, Eagan and Prattville properties in your pro forma statement of operations for the six months ended June 30, 2019 and for all acquired properties for the period ended December 31, 2018. Please clarify if the amounts disclosed represent pre-acquisition historical results for the properties.

Response:  The Company confirms to the Staff that the historical financial information included in the statements of operations for each of the properties acquired represents only the pre-acquisition historical results of each property. The following describes the pre-acquisition financial information of each of the Cedar Rapids, Pineville, Eagan and Prattville properties included in the unaudited pro forma combined consolidated statements of operations for the year ended December 31, 2018 and for the six months ended June 30, 2019:

Unaudited pro forma combined consolidated statements of operations for the year ended December 31, 2018 include:

•                  Pre-acquisition financial information of Gothic River Lodging, LLC (for the Cedar Rapids property) for the period from April 9, 2018 to November 29, 2018; and

•                  Pre-acquisition financial information of GNP Group of Pineville, LLC (“GNP”) (for the Pineville property), Eagan Lodging Investors II, LLC (“ELI”) (for the Eagan property) and PHG Prattville, LLC (“PHG”) (for the Prattville property) for the period from April 9, 2018 to December 31, 2018.

Unaudited pro forma combined consolidated statements of operations for the six months ended June 30, 2019 include:

•                  Pre-acquisition financial information of GNP (for the Pineville property) for the period from January 1, 2019 to March 18, 2019;

•                  Pre-acquisition financial information of ELI (for the Eagan property) for the period from January 1, 2019 to June 18, 2019; and

Erin Martin, Legal Branch Chief

U.S. Securities and Exchange Commission

October 15, 2019

•                  Pre-acquisition financial information of PHG (for the Prattville property) for the period from January 1, 2019 to June 30, 2019.

I would be happy to provide any additional information that might assist you in connection with this matter.  Please feel free to contact me by email at christine.lehr@dlapiper.com or by phone at (919) 786-2008 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Christine C. Lehr

Christine C. Lehr
Partner

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